FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 0-30324

Radware Ltd.
(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces 2012 Annual General Meeting, dated September 27, 2012.

2. Proxy Statement: Notice of and Proxy Statement for 2012 Annual General Meeting of shareholders to be held on Thursday, November 8, 2012, dated September 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 27, 2012	RADWARE LTD. By: /s/ Meir Moshe —————————————— Meir Moshe Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Press Release: Radware Announces 2012 Annual General Meeting, dated September 27, 2012

1.2	Notice of and Proxy Statement for 2012 Annual General Meeting of shareholders to be held on Thursday, November 8, 2012

1.3	Proxy card